SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 21, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 21, 2009 regarding “ST-Ericsson reports third quarter 2009 financial results.”

PRESS RELEASE
October 20, 2009

ST-Ericsson reports third quarter 2009 financial results

•	Net sales $728 million; 9% sequential increase

•	Adjusted operating loss1) $77 million; results improved compared to prior quarter

•	Integrated product strategy endorsed by customers

Geneva, Switzerland, October 20, 2009 - ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reports financial results for the third quarter 2009.

President and CEO, Alain Dutheil, commented: “During the third quarter sales were up 9%.

Our focus on tight cost control and on completing the integration has started to improve results, and the remaining restructuring plan continues to progress according to schedule.

Customers and partners are endorsing our integrated solutions portfolio. We are experiencing good momentum with key customers for our U8500, the industry’s first open OS 3G/HSPA single chip smartphone platform. We have also reinforced strategic relationships with key players in the computing market, such as Dell and Hojy, centered around our modem portfolio.

The company is progressing on the target to become a solid and profitable leader in the wireless semiconductor market and will continue this challenge, led by the recognized competence and expertise of Gilles Delfassy who will assume the President and CEO position on November 2, 2009.”

Financial highlights (unaudited)

$ million	Q3 2009	Q2 2009	Q3 2008 PRO-FORMA
Income Statement
NET SALES	728	666	1003
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(77)	(165)	(34)
- amortization of acquisition-related intangibles	(25)	(24)	(25)
- restructuring charges	(19)	(35)	0
OPERATING INCOME / (LOSS) as reported	(121)	(224)	(59)
NET INCOME / (LOSS)	(112)	(213)	NA

Net sales were better than normal seasonal patterns and showed a sequential progress of 9%, with solid performance in Asia.

The $77 million operating loss, excluding amortization of acquisition-related intangibles and restructuring charges, compares to a $165 million operating loss in the second quarter 2009. The reduced loss reflects a tight control of product costs and operational expenses and it includes positive seasonal effects.

The positive trend on inventory management continued in the third quarter, due to increased efficiency in the supply chain as well as cost reductions. Inventory reached $277 million, with a sequential decline of $48 million.

Net cash2) was $216 million at the end of third quarter 2009.

Update on restructuring plans

The $250 million cost synergies program defined by ST-NXP Wireless was substantially completed at the end of the quarter while the $230 million restructuring plan, announced by ST-Ericsson on April 29, 2009 and currently in progress, had a limited benefit to the third quarter results.

Market evolution

“While visibility on the medium term business environment remains poor, seasonal market trends are likely to be confirmed in the fourth quarter, where we expect Asia will again be one of the main drivers,” said Alain Dutheil.

Q3 2009 highlights - products, technology and wins

During the quarter, an additional top tier manufacturer has selected ST-Ericsson’s U8500 platform for its smartphone development.

In September, ST-Ericsson and Dell signed a strategic relationship agreement to bring high-speed mobility to the Chinese computing market. The recently launched Dell Inspiron Mini 10 Netbook is based on ST-Ericsson’s TD-HSPA platform, T7210. As part of the agreement, Dell and ST-Ericsson will extend their cooperation to other devices based on the next generation TD-SCDMA platform solutions from ST-Ericsson.

The company also extended its cooperation with Hojy Wireless, which selected ST-Ericsson’s dual-mode TD-HSPA/EDGE flexible modem, M6718, to develop their next generation of high-speed mobile broadband modules to power data cards, USB dongles, notebooks and smartphones in China.

In September, ST-Ericsson announced the world’s smallest solution for connectivity on mobile handsets: the CG2900, the world’s first 45 nm single-chip solution for Bluetooth, FM and GPS. ST-Ericsson also introduced a new highly integrated ultra-low power Wireless LAN device, the CW1100.

The company also continued to drive innovation in the TD market by delivering the industry’s first TD-HSPA modem chip samples in 65nm.

Footnotes

1)

The adjusted operating loss is defined as the operating loss reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.

2)	Net cash is defined as cash and cash equivalents, marketable securities, short term deposits less total debt

Notes to editors

ST-Ericsson invites analysts and investors to a conference call scheduled on Oct 21 at 1:00 P.M. CET. Call-in numbers and live webcasts of the conference calls as well as supporting slides will be available at http://www.stericsson.com/investors/investors.jsp.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about $3.6 billion in 2008. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations	Investor Relations
Claudia Levo, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Jana Mancova, Geneva, Switzerland
Phone: +41 22 930 2733	Phone: +41 22 929 6973
Email: media.relations@stericsson.com	Email: investor.relations@stericsson.com
Kristina Embring Klang, Lund, Sweden
Phone: +46 10 713 5058
Email: media.relations@stericsson.com

Ericsson Investor Relations	STMicroelectronics Investor Relations
Gary Pinkham, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 719 0858	Phone: +1 602 485 2064
Susanne Andersson, Stockholm, Sweden	Celine Berthier, Geneva, Switzerland
Phone: +46 10 719 4631	Phone: +41 22 929 5812
E-mail: investor.relations@ericsson.com	Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 21, 2009